July 26, 2024

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, NE

Washington, DC 20549

Attn: Marian Graham, Esq. and Jeff Cauten, Esq.

Genius Group Limited

Registration Statement on Form F-3

Filed June 28, 2024

File No. 333-280600

Gentlepersons:

We have received a letter dated July 10, 2024 (the “Letter”) from the staff of the Securities and Exchange Commission (the “SEC” and, the staff of the SEC, the “Staff”) to my direction, as Chief Executive Officer of Genius Group Limited (the “Company”), relating to the Company’s Registration Statement on Form F-3 filed by the Company on June 28, 2024 (the “Registration Statement”). The Staff’s comments from the Letter are included below in bold type for convenience of reference, which is followed by the Company’s response thereto.

Registration Statement on Form F-3

Cover Page

1.	If you are relying on General Instruction I.B.5 for Form F-3 eligibility, please include the information required by Instruction 7 to General Instruction I.B.5 of Form F-3.

Response: The Company is relying on Instruction 1.B.1. as at the time of original filing on June 28, 2024, its unaffiliated market cap was $75.5 million.

Plan of Distribution, page S-8

2.	Please clarify the full discounted price at which the investor will receive the shares. We note your disclosure that “Wainwright will be entitled to compensation at a commission rate of 3.0% of the aggregate gross proceeds from each sale of [y]our common stock.” Also, please disclose the term of the agreement with H.C. Wainwright & Co. LLC.

Response: The investors do not receive shares at a discounted price as is the purpose of an “at the market” offering. There is no termination date, and rather the Agreement stays in place until all shares are sold or unless otherwise terminated under the ATM agreement. We have revised the disclosure accordingly.

Exhibits

3.	Please revise to include a consent that is signed by the accounting firm as opposed to a partner of the firm.

Response: Revised consent by the accounting firm (and not the partner of the firm) is filed herewith.

4.	Please file the form of indenture as an exhibit to your registration statement prior to requesting effectiveness. For guidance, refer to sections 201.02 and 201.04 of the Trust Indenture Act of 1939 Compliance and Disclosure Interpretations.

Response: Form of indenture is filed herewith as Exhibit 4.2.

In connection with responding to the Staff’s comments, the Company acknowledges that it is responsible for the accuracy and adequacy of the disclosures in its filings, notwithstanding any review, comments, action or absence of action by the Staff.

We believe that the response above fully addresses the comment contained in the Letter. If you have any questions regarding the Registration Statement or the above response, please contact the undersigned at roger@geniusgroup.net and the Company’s U.S. counsel, Jolie Kahn, at (516) 217-6379 or joliekahnlaw@sbcglobal.net.

Sincerely,

/s/ Roger Hamilton
Roger Hamilton
Chief Executive Officer

cc: Jolie Kahn